

Mail Stop 3561

February 26, 2010

Mr. Larry Taylor
Chief Financial Officer
8275 South Eastern Avenue, Suite 200
Las Vegas, Nevada 89123

> **Re: OBN Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2009**
> **Filed November 9, 2009**
> **File No. 0-51021**

Dear Mr. Taylor:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings, as applicable. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended June 30, 2009

Consolidated Balance Sheets

1.   Tell us and clarify in your disclosures the nature of other intellectual properties of $195,113 and other intangible assets of $4,846,031 as shown on the face of the consolidated balance sheets.

2.   We note the line item entitled "Other intangible assets," which totaled $4,846,031 and appears to represent mostly technology licenses as of June 30, 2009. We also note the disclosure in Note 1 regarding your impairment policy for these assets. However, we are unclear how you assessed these assets for impairment in light of the segment disclosures that you derived nominal revenues from their related segments for the fiscal year ended June 30, 2009. Please explain to us how you consider these negative factors in determining that there is no impairment for these intangible assets as of June 30, 2009. Please be detailed in your response.

Note 1 – Organization and Summary of Significant Accounting Policies

4) Aging of Liabilities

3.   Tell us and clarify in your disclosures the nature of the deferred revenue totaling $763,068. Further, explain how they were recognized during the quarter ended September 30, 2009. It appears you recorded deferred revenues solely related to the meat trading operations in which the customers had not yet received the products.

5) Aging of Receivables,

4.   Explain to us the facts and circumstances leading to the negotiation of the purchase of $404,000 receivable related to pork sales by a pork sales broker in exchange for not returning the same amount of sales commission. In this regard, we are unclear how the commission and the related pork sales are of the same amounts. Please explain. Also, update us the status of the negotiation. If this receivable is still outstanding, explain in detail and disclose if an allowance has been established.

Acquisitions

5.   Explain to us how you determined the valuation of your common shares issued to effect the acquisition of Kyodo USA on June 1, 2008. We note you valued your share at $0.75 for the transaction. In this regard, explain to us the dates you used in determining the fair value of the common shares issued and clarify for us whether the dates used are a few days before and after the announcement date of the transaction. Please be detailed in your response.

6.   We note you recorded an extraordinary gain (or bargain purchase) associated with the negative goodwill after the purchase price allocation. Please tell us in detail your process for identifying and valuing the acquired assets of this business. Explain to us why no PP&E or other internal generated intangibles such as

customer relationships were recognized in this acquisition. We may have further comment.

Segment Information Reporting

7.   Please disclose the revenue amounts by geographic areas as required by FASB ASC paragraph 280-10-50-41.

Impairment of long-lived Asset

8.   We note your disclosure of $165,000 impairment charge for the film library during fiscal year ended June 30, 2008. However, we also note the presentation of the charge as Impairment of programming rights after the loss from operations subtotal on the face of the income statements. In this regard, clarify for us and in your disclosure whether the film library or the programming rights were impaired in this situation. Also, in future filings, please present the impairment charge as part of your loss/income from operations subtotal.

Revenue Recognition

Revenue from meat trading operations

9.   Please explain to us and disclose how you estimated the shipping times in determining the amount of deferred revenue to be recorded. Further, clarify in your disclosures whether the entire amount of the deferred revenue reported on the consolidated balance sheets related to your meat trading operations. If not, please disclose the related amounts.

Note 3 – Programming Rights

10.   Please reconcile for us the amount of programming rights as shown on the consolidated balance sheets to that of your footnote disclosures. We note the disclosure of the programming rights purchase totaled $83,030 during 2008 in Note 3; however, we note the purchase totaled $200,200 during 2008 as indicated in your cash flow statements. Notwithstanding these purchases, you reported an outstanding balance of $65,613 on the face of the consolidated balance sheet as of June 30, 2009 and disclosed an amortization of $2,000 for the rights. Please explain these differences by providing us a rollforward schedule for these rights and clarify your disclosures.

11.   In light of the apparent lack of revenues from your broadcasting operations, please explain to us how you evaluated this asset for impairment in supporting the carrying value of your programming rights.

Note 4 – Film Library

12.   In light of the revised business plan and the lack of revenues from your entertainment operations, it appears that these negative events and circumstances may warrant your reconsideration of the useful life estimates of the film library. Please explain how you continue to justify a useful life of 10 years for your film library.

13.   Notwithstanding the above comment, please explain to us how you assess the film library for impairment. Summarize for us your most recent impairment test.

Note 9 – Stockholders' Equity

14.   Explain to us how you determined the fair value of the common shares issued to acquire the rights to the intelligent traffic systems technology and the rights to a Chinese proprietary plastics recycling process. In this regard, there appears to be a wide range of common share fair values in connection with various stock issuances during 2008; however, you assigned the fair value of $1.00 per common share in your valuation for both transactions.

Item 9A. Disclosure Controls and Procedures

15.   Please provide a management's annual report on internal control over financial reporting in accordance with Item 308(T) of Regulation S-K.

        Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3377 with any other questions.

Sincerely,

Andrew Mew
Accounting Branch Chief